Exhibit 99.1


April 17, 2000



Board of Directors
BrowseSafe.com, Inc.

7202 87th Street, Suite 109
Indianapolis, IN 46256

Dear Board Members:

As of this date April 17, 2000, please accept my resignation as a Director of the Board and Vice President of BrowseSafe.com. I'm sorry to say I don't have the time necessary to carry out my duties as a board member or Vice President of the Company and therefore I have to step down at this time.

Thank you for your understanding.

Sincerely,


/s/ J. Marshall Gage, Director
J. Marshall Gage, Director

jmg/g